5-1-02

02033958

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington; D.C.; 20549

REPORT OF FOREIGN ISSUER
Pursuant to Rule: 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2002

EMCO LIMITED
(Translation of registrant's name into English)

620 Richmond Street, London, Ontario N6A 5J9
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F________ Form 40-F ✔

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934]

Yes ________ No ✔

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMCO LIMITED
(Registrant)

Date: May 9, 2002

By: /S/ Mark F. Whitley
Mark F. Whitley – General Counsel and Secretary

*Print the name and title of the signing officer under his signature.

EMCO LIMITED

Quarterly Report to Shareholders
Three Months Ended
March 31, 2002

April 29, 2002

Dear fellow shareholders,

Emco today announced its results for the three months ended March 31, 2002, reporting record net earnings and earnings per share for the first quarter of $3.8 million or 21 cents per share on a diluted basis. These results represent a significant increase over a net loss of $4.0 million or 29 cents per share for the same period in 2001.

Sales for the quarter were $273 million, an increase of 6% over the comparable period last year. Sales for our Distribution segment were 6% lower than 2001, however, sales for our Manufacturing segment were 54% above 2001 levels.

Operating earnings for the first quarter of 2002 were $12.0 million, a substantial increase from an operating loss of $1.5 million in 2001. Distribution's operating earnings for the period were more than $3.0 million higher than last year primarily due to higher product margins and lower expense levels in Canada. Manufacturing's operating earnings were up $11.4 million from a year ago due mainly to higher shipments of roofing materials, asphalt felt and dry felt paper.

Increased economic activity, a sales incentive program and a relatively mild winter contributed to higher shipments of shingles in the first three months of this year over the same period last year, when a more severe winter and a delayed winter booking program deferred shipments of shingles into the second quarter. In addition, a current shortage of asphalt felt and paper has resulted in strong demand for the Company's products to date in 2002. Export sales of building products, mainly asphalt felt, dry felt paper and wood fibre products, were much higher in the quarter over last year.

Interest and other expense for the first quarter of 2002 was $1.3 million lower than the same period last year due to lower average borrowing rates and lower debt levels.

Effective January 1, 2002, the Company adopted new methods of accounting for goodwill and stock based compensation in accordance with recommendations issued by the Canadian Institute of Chartered Accountants. The impact of adopting these new methods, when comparing to the same period last year, is that operating earnings for the first three months of 2002 are approximately $0.2 million higher as a result of not amortizing goodwill and approximately $0.9 million lower as a result of the additional accruals for stock based compensation.

On March 04, 2002, the Company announced that its subsidiary Emco Building Products Ltd. had formed a strategic alliance with Johns Manville (JM) of Denver, Colorado., relating to JM's facility in Plattsburg, New York and utilizing Building Products'

Canadian manufacturing capability. This alliance brings together two of the roofing industry's leading manufacturers to offer products to the industrial/commercial roofing markets, principally in Canada. Under the terms of the alliance, JM and Building Products will jointly oversee the manufacture in Plattsburgh of membranes for the industrial/commercial market, as well as eave protectors for the residential market. Building Products will be entitled to a portion of the production capacity of the operation and has agreed to make an initial investment to upgrade and add further capacity to the plant.

And on April 9, 2002, we announced the signing of a purchase and sale agreement to acquire the wholesale waterworks supply business of bcgSERVICES Inc., a wholly-owned subsidiary of BC Gas Inc.. bcgServices is currently comprised of two divisions: the wholesale waterworks supply business and the waterworks services business, both carrying on business in Alberta and British Columbia. Emco will purchase the wholesale waterworks supply business, while BC Gas will continue to own and operate the waterworks services business. The purchase is expected to close in the second quarter of 2002, subject to the completion of a due diligence review by Emco and subject to obtaining required regulatory and other approvals. This acquisition will allow us to continue to provide exceptional customer service and to expand our product offering in B.C. and Alberta.

I am extremely pleased with our results for the first quarter. We have now reported four consecutive quarters of improved net earnings and earnings per share. Based on Emco's strong start to the year and with recent forecasts of improvements in the economy, I have now increased my forecast for our 2002 earnings per share from my previously announced range of $0.80 to $0.90 to a range of $1.05 to $1.20.

Sincerely,

"Douglas E. Speers"

Douglas E. Speers
President and Chief Executive Officer

Forward-looking statements contained in this letter are made based on management's expectations and beliefs concerning future events. The business risks that the Company faces, changes in economic conditions and other uncertainties may affect Emco's ability to achieve these expectations. Actual results, therefore, could differ materially from those expressed or implied.

Management's Discussion and Analysis

The following Management's Discussion and Analysis of the financial position of Emco Limited (Emco or the Company) at March 31, 2002 and the results of its operations and its cash flows for the period of three months ended on that date should be read in conjunction with the detailed Management's Discussion and Analysis for the year ended December 31, 2001.

Emco Limited's reporting segments include Distribution, a distributor of plumbing, waterworks and industrial products and Manufacturing, a manufacturer of building products, food service equipment and securityware.

Emco reported record diluted earnings per share of 21 cents for the three months ended March 31, 2002, compared to a net loss per share of 29 cents for the same period last year. This improvement in earnings per share represents the fourth consecutive quarterly increase. A substantial improvement in operating earnings by both segments contributed to the improved results for the first quarter of 2002 over last year.



Emco Earnings Per Share by
0.60
0.40
0.20
0.00
-0.20
-0.40
Q2
Q3
Q4
Q1
2002
2001
2000

Within the Distribution segment in Canada, higher product margins (sales less cost of sales, expressed as a percent of sales) and lower expense levels began to be realized during 2001 and continued in the first quarter of 2002. Higher sales volumes of roofing products and asphalt felt and higher average product prices contributed to the increased operating earnings for the Manufacturing segment.

Seasonal Effects on Emco's Results of Operations

Emco's business consists mainly of the distribution and manufacture of building products for the residential, commercial and industrial construction markets in Canada. Construction activity in Canada is traditionally at its lowest levels during the first and last quarters of each year due to the effects of winter weather. The Company's sales volumes for both of its segments, Distribution and Manufacturing, are therefore expected to be lower in the first and last quarters and higher during the second and third quarters of the year.

Because of the lower sales of building products in the first quarter, there have historically been customer incentives, referred to as winter booking programs, offered by manufacturers in the roofing products industry in Canada to promote purchases of product in the first three months of the year.

Emco's cash flow from its operating activities also varies significantly by quarter. A build-up in inventory in the first half of the year is normally required to meet demand during the periods of higher sales volumes. Emco's investment in accounts receivable is highest in the August to October timeframe when construction activity reaches its seasonal peak. The combination of an inventory build-up and the increase in accounts receivable usually results in an overall net use of cash by the Company in the first nine months of each year. Cash flows from operating activities are generally highest in the fourth quarter as inventory levels are reduced and outstanding accounts receivable are collected.

New residential construction in Canada in the first three months of 2002 was strong, with actual housing starts increasing 31% over the same period in 2001. Repair and renovation activity was high due to relatively mild weather in many regions of the country. Low interest rates are also contributing to increased levels of construction activity, both new residential and commercial, as well as renovation.


Actual Housing Starts in Canada
60000
40000
20000
0
Q1
Q2
Q3
Q4
Source: CMHC
2002 2001

Financial highlights

Emco's net earnings for the three months ended March 31, 2002 were $3.8 million or 21 cents per share, on a diluted basis, compared to a net loss of $4.0 million or 29 cents per share for the same period in 2001.

Operating earnings for the first quarter of 2002 were $12.0 million, a significant increase from an operating loss of $1.5 million in 2001. Distribution's operating earnings for the period were $3.1 million higher than last year, while Manufacturing's operating earnings were $11.4 million higher. All of the increase in operating earnings for the

Manufacturing segment is attributable to improved results for Emco's subsidiary Emco Building Products Ltd. (Building Products). Corporate and other expenses were approximately $1.0 million higher than last year in the first quarter due to the recognition of expenses associated with stock-based compensation programs. The market price of Emco's common shares on the Toronto Stock Exchange at the close of business on March 31, 2002 had risen to $8.30 from $6.30 at December 31, 2001.

Sales for the quarter were $273 million, an increase of 6% from the comparable period last year. Sales for Distribution were 6% lower than 2001, however, sales for Manufacturing were 54% above 2001 levels.

Distribution continued its programs to increase product margins and return on assets in Canada and, as a result, turned down some sales at low margins.

A normal winter booking program for roofing shingles took place in 2002 which had the expected effect of accelerating some shipments into the first quarter. The first quarter of 2001 did not follow this normal pattern of winter booking in the industry, thus causing large volumes of shingle shipments to be deferred into the second quarter. In addition, a milder winter occurred in 2002 in many regions of Canada contributing to increased industry shipments of roofing products this year. As a result of these factors, sales of shingles in the first quarter increased substantially over last year.

Additionally, Manufacturing sales were higher in the first quarter of 2002 compared to last year because of a current shortage of paper and asphalt felt in the market. This shortage has resulted in increased demand for Emco's products and Building Products has increased its production of such products at all of its facilities to meet this demand.

Selling and administrative expenses for the quarter were slightly higher than a year ago but were lower as a percent of sales. Operating expenses within the Distribution segment continued to trend lower in the quarter while operating expenses for Manufacturing increased as a direct result of higher sales volumes. Corporate and other expenses, as noted above, were $1.0 million higher than last year.

Interest and other expense for the first quarter was $3.7 million, down $1.3 million from the prior year due to lower average debt levels and lower average borrowing rates.

The Company's effective consolidated income tax rate for the first three months of 2002 was 36.8% compared to 38.2% for the same period last year. This reduction is related to decreasing statutory rates in Canada and the increased proportion of earnings subject to the reduced rates applied to income from manufacturing.

An increase in accounts receivable in Building Products due to the winter booking program and a normal seasonal build-up in inventories in both Distribution and Building Products, resulted in an investment of $39.4 million in working capital in the quarter.

Subsequent event

Emco announced on April 9th, 2002 that it had signed a purchase and sale agreement to acquire the wholesale waterworks supply business of bcgSERVICES Inc., a wholly-owned subsidiary of BC Gas Inc.. bcgServices is currently comprised of two divisions: the wholesale waterworks supply business and the waterworks services business, both carrying on business in Alberta and British Columbia. Emco will purchase the wholesale waterworks supply business, while BC Gas will continue to own and operate the waterworks services business. The purchase is expected to close near the end of the second quarter of 2002, subject to the completion of a due diligence review by Emco and obtaining required regulatory and other approvals.

Distribution

The Distribution segment consists of wholesale distribution of plumbing, waterworks and industrial products in Canada and master distribution of industrial products in Canada and the U.S..

Within Distribution in Canada, management's actions to increase product margins and close certain unprofitable branches continued to affect sales volumes as revenues in Canada in the first quarter were 5.5% lower than a year earlier.

Sales of plumbing products were approximately 3.0% lower than the first quarter of 2001 as management continued to turn down low margin sales. Industrial products sales were lower than last year mainly in western Canada.

Management's programs to increase product margins continued to produce results as margins were higher than the same period in 2001 in virtually all regions and in all product categories.

Distribution's expenses in Canada in the first quarter continued to follow a positive trend from 2001. Compensation costs were 7.4% lower than a year ago. Increased efficiency in logistics led to a reduction in freight expense and occupancy costs were also lower as Distribution continues to move to smaller facilities in certain urban centres.

The economy in British Columbia continued to be slow in the first quarter. Management began to take aggressive actions in 2001 to reduce operating expenses in B.C. and is taking further actions this year recently announcing the closure of two additional branches in the province.

In 2001, one of management's key short-term objectives was to achieve a significant reduction in inventory levels through the increased use of new systems and tools by our employees. This led to a more efficient investment in inventory in Canada while maintaining excellent levels of customer service. Inventories were reduced by $21.9 million in the first quarter of last year.

Sales for Pro-Fit Piping Components Inc., Emco's master distributor of industrial products in the U.S., were 11% lower than last year in the first quarter. New capital spending projects have been deferred as a result of the slowdown in the U.S. economy and this has affected Pro-Fit's sales volumes. Product margins for Pro-Fit, however, have remained at normal historical levels in the quarter and volumes are expected to improve with positive trends developing in the U.S. economy.

Operating earnings in Distribution improved year-over-year for the fourth consecutive quarter. As a percent of sales, operating earnings improved in the first quarter from 0.7% of sales in 2001 to 2.4% in 2002.

Manufacturing

The Manufacturing segment consists of Emco Building Products Ltd., a manufacturer of residential and commercial roofing, wood fibre and rolled paper products for the Canadian and U.S. markets, and Metcraft Inc. (Metcraft), a U.S. manufacturer of securityware and stainless steel products for the commercial and institutional food service industry.

Manufacturing sales for the first quarter were significantly higher than a year ago. Export sales were 80% higher in the first quarter mainly as a result of increased shipments of asphalt felt, dry felt paper and wood fibre products. Combined increases in volumes and prices resulted in revenues for Building Products (including the asphalt felt manufacturing operation in Joliette) growing significantly above 2001 levels. Revenues for Metcraft Inc. were also higher than the prior year.

Industry shipments of shingles, as reported by Statistics Canada, were approximately 36% above 2001 levels for the first two months of the year. As outlined earlier, this increase was partially due to the return to a normal winter booking program in 2002. At the present time, management is expecting that the additional volumes shipped in the first quarter as a result of winter booking will result in lower volumes in the second quarter versus 2001. Management does expect shipments for the full year in 2002 to exceed 2001 levels. The additional shingle volumes, price increases and the strong sales of asphalt felt and paper products, contributed directly to the increase in operating earnings of $11.4 million for the Manufacturing segment.

Presently, there is a shortage of asphalt felt and dry felt paper in North America. Due to this tight supply situation, Building Products's sales of asphalt felt and dry felt paper have exceeded management's expectations and last year's levels by a significant amount. The prices of these products have also increased contributing to higher product margins for Building Products. Management expects the exceptionally strong demand for asphalt felt and paper to continue into the second quarter.


Canadian Industry Shingle Shipments
(millions of bundles)
6
4
2
0
Jan Feb Mar Apr May June July Aug Sept Oct Nov Dec
Source: Statistics Canada
2002
2001

Building Products announced a price increase of 5% for most of its roofing products effective January 1, 2002 and will begin to realize the increase in the second quarter. Higher crude oil prices and the normal seasonal increases in demand for asphalt for other uses, have led to recent increases in asphalt costs. Management believes the recent price increase offsets increases in asphalt costs to the end of the first quarter but does not offset any future increases in these costs.


Relative Asphalt Costs (Jan 1997 = 100)
200%
175%
150%
125%
100%
75%
50%
25%
0%

Sales for Emco's wood fibre business were also higher than last year. Product margins recovered to normal levels for the quarter, after falling to low levels in the same period last year. The management team in wood fibre has rationalized its product offering to simplify the manufacturing process and lower product costs. A combination of better pricing for certain products and lower costs of manufacturing, including energy costs, contributed to improved margins and operating earnings.

Management continues to look for opportunities for growth in all of its markets. On March 4th, Emco announced that Building Products had formed a strategic alliance with Johns Manville of Denver, Colorado. This alliance brings together two of the roofing industry's leading manufacturers to offer products to the industrial/commercial roofing markets, principally in Canada. Johns Manville is the largest manufacturer of products for the industrial/commercial roofing markets in the U.S.

Inventory levels of roofing products had fallen below historical year-end levels at December 31, 2001 because of strong shipments in the fourth quarter of last year. Building Products' manufacturing facilities operated efficiently in the first quarter of 2002 and at full capacity to meet expected demand for the balance of this year.

First quarter sales of Metcraft's POWER SOAK® pot and pan washing equipment were higher than last year but below management's expectations as customers continued to defer capital spending. Sales of securityware were lower than 2001. Customer orders for both POWER SOAK and securityware, as of March 31st, 2002, were higher than a year ago and management expects stronger sales for both of Metcraft's product lines for the balance of the year.

Operating earnings for the Manufacturing segment increased for the fourth consecutive quarter. As a percent of sales, operating earnings improved in the first quarter from (2.5%) in 2001 to 13.1% in 2002.

® POWER SOAK is a registered trademark of Cantrell Industries Inc.. Used under license.

Liquidity and Capital Resources

Working capital increased by $39.9 million during the first quarter of 2002. Building Products' trade accounts receivable increased in 2002 as a result of the customer winter booking program, whereas in 2001 many shipments to Building Products' customers were deferred until the second quarter. The accounts receivable related to the winter booking program are due in April.

Distribution's inventories in Canada increased by $13.6 million in the quarter representing an efficient seasonal build-up. There was also a normal seasonal increase in inventory within Building Products.

Days sales outstanding at March 31, 2002 were 56 days compared to 50 days at March 31, 2001. The increase relates to the winter booking program in Building Products. Inventory turns for the first 3 months of 2002 were 3.9 compared to 3.7 turns for the same period in 2001.

The remaining balance of Emco's 7¼% subordinated debentures becomes due on April 30th, 2002 and will be repaid with funds drawn on the Company's credit facility.

Long-term debt increased by $31.2 million in the first three months of the year due to the aforementioned increase in working capital. Long-term debt was $145.4 million at March 31, 2002 down $28.7 million from March 31, 2001, and subordinated debentures were $100.0 million down $3.9 million from a year earlier.

The ratio of total debt to total capital at March 31, 2002 was 0.52:1 compared to 0.58:1 at March 31, 2001.

As discussed above, increased cash from earnings was more than offset by seasonal increases in working capital in the quarter. In addition, cash used in investing activities netted to $1.5 million in the quarter. The net cash usage was funded from Emco's asset-based credit facility.

Accounting policy changes

As of January 1, 2002, the Company adopted the new accounting recommendations of the Canadian Institute of Chartered Accountants (CICA) related to accounting for goodwill and intangibles.

Also as of January 1, 2002, Emco adopted the new CICA recommendations for the recognition, measurement and disclosure of stock based compensation.

The effect of these changes on the current quarter's results is set out in note 2 to the interim consolidated financial statements.

Outlook for the balance of 2002

Earlier forecasts for the Canadian economy had called for relatively slow growth early in 2002 but with increasing strength during the year. With the strength shown in the first few months, a recent report in the Globe and Mail stated that forecasters are now expecting economic growth of 2.7% for the year, a sharp improvement from 2.1% that they were forecasting in March.

Based on the level of housing starts in the first quarter and the number of building permits issued in the period, recent forecasts for Canada's new housing market have changed from an expected reduction in starts in 2002 of approximately 4% to an increase of approximately 1%. Further increases in interest rates in Canada could affect the levels of new construction and repair and renovation in the balance of the year.

Management expects that the actions it has taken will continue to have a positive impact on product margins within the Distribution segment. The trend of lower expense levels is also expected to continue within Distribution in Canada. Initiatives to increase sales within Distribution are expected to contribute to higher volumes over the balance of this year.

As noted above, the winter booking program for Building Products has accelerated shingle shipments into the first quarter of 2002 and could affect the level of shipments in the second quarter. High demand for asphalt felt in Canada and the U.S. is expected to continue during the second quarter.

Lower statutory tax rates and the continuation of relatively low interest rates will continue to have a positive impact on Emco's net earnings, compared to 2001, for the balance of the year.

With all of these factors, and a relatively strong economy, management believes that the Company's results will continue to improve for the balance of 2002.

Forward-looking statements

Forward-looking statements contained in this Management's Discussion & Analysis are made based on management's expectations and beliefs concerning future events. The business risks that the Company faces, changes in economic conditions and other uncertainties may affect Emco's ability to achieve these expectations. Actual results, therefore, could differ materially from those expressed or implied.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Earnings
(Unaudited)

	Three months ended March 31 2002	2001
	(000s)	
Sales	$ 272,921	$ 258,104
Cost of sales	203,021	202,148
Selling and administrative expenses	54,064	53,628
Depreciation and amortization	3,872	3,877
	260,957	259,653
Operating earnings (loss)	11,964	(1,549)
Interest and other	3,680	5,001
Gains on disposals	(423)	(11)
	3,257	4,990
Earnings (loss) before income taxes	8,707	(6,539)
Income taxes - current	3,400	(2,000)
- future	(200)	(500)
	3,200	(2,500)
	5,507	(4,039)
Non controlling interest in a subsidiary	1,707	-
Net earnings (loss)	$ 3,800	$ (4,039)
Earnings (loss) per share (note 3)		
Basic	$ 0.21	$ (0.29)
Diluted	$ 0.21	$ (0.29)

See accompanying notes to interim consolidated financial statements.

Consolidated Statements of Retained Earnings
(Unaudited)

	Three months ended March 31 2002	2001
	(000s)	
Retained earnings, beginning of year	$ 58,484	$ 50,042
Net earnings (loss)	3,800	(4,039)
Increase in equity component of convertible debentures, net of tax	(450)	(430)
Retained earnings, end of period	$ 61,834	$ 45,573

See accompanying notes to interim consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(Unaudited)

	March 31 2002	March 31 2001	December 31 2001
		(000s)	
Assets			
Current assets:			
Accounts receivable	$ 186,283	$ 171,762	$ 164,780
Inventories	218,984	218,756	198,638
Income and other taxes receivable	-	4,553	-
Other	7,267	4,846	7,542
	412,534	399,917	370,960
Property, plant and equipment	120,193	126,810	122,330
Other long-term assets	22,906	26,160	23,195
Goodwill	28,542	28,853	28,536
	$ 584,175	$ 581,740	$ 545,021
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities	$ 159,617	$ 149,254	$ 154,437
Income and other taxes payable	8,410	-	11,935
	168,027	149,254	166,372
Long-term debt	145,433	174,105	114,561
Subordinated debentures	51,139	55,948	50,716
Other post-retirement benefits	9,060	9,214	9,059
Future income taxes	20,240	24,913	20,267
Non controlling interest	7,098	3,682	5,216
Shareholders' equity:			
Capital stock	68,726	67,493	68,287
Equity component of convertible subordinated debentures	48,901	47,910	48,150
Retained earnings	61,834	45,573	58,484
Cumulative translation adjustments	3,717	3,648	3,909
	183,178	164,624	178,830
	$ 584,175	$ 581,740	$ 545,021

See accompanying notes to interim consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Cash Flow Statements
(Unaudited)

	Three months ended March 31	
	2002	**2001**
	(000s)	
Cash flows from operating activities		
Net earnings (loss)	$ 3,800	$ (4,039)
Adjustments for:		
Depreciation and amortization	4,241	4,133
Gains on disposal	(423)	(11)
Future income taxes	(26)	100
Non controlling interest in a subsidiary	1,707	-
Changes in non-cash working capital:		
Accounts receivable	(21,503)	4,165
Inventories	(20,347)	7,690
Accounts payable and accrued liabilities	5,273	1,779
Income and other taxes receivable/payable	(3,224)	(2,912)
Other	398	(16)
	(30,104)	10,889
Cash flows from investing activities		
Purchases of property, plant and equipment	(1,908)	(4,543)
Proceeds on disposal of property, plant and equipment	548	14
Increase in other long-term assets	(162)	(95)
	(1,522)	(4,624)
Total cash flows from operating and investing activities	$ (31,626)	$ 6,265
Cash flows from financing activities		
Increase (decrease) in long-term debt	$ 31,186	$ (6,571)
Issue of common shares	440	306
	$ 31,626	$ (6,265)

See accompanying notes to interim consolidated financial statements.

EMCO LIMITED
CONSOLIDATED FINANCIAL STATEMENTS

Notes to Interim Consolidated Financial Statements
(Unaudited)

1. Significant accounting policies:

The accompanying unaudited interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and are consistent with those described in the annual consolidated financial statements for the year ended December 31, 2001.

These unaudited interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2001 as set out on pages 30 to 45 of the Company's 2001 Annual Report.

2. Accounting policy changes:

(a) Goodwill and other intangible assets

Effective January 1, 2002, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Recommendations on Business Combinations (CICA Handbook Section 1581) and Goodwill and Other Intangible Assets (CICA Handbook Section 3062). Section 1581 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. Section 3062 changes the accounting for goodwill from an amortization method to an impairment- only approach; thus, amortization of goodwill, including goodwill recorded for past business combinations, ceases upon adoption of these Recommendations.

The Company has not yet determined the impact of applying the transitional test, giving rise to the recognition of any impairment associated with goodwill, however, management does not believe any impairment is likely to arise. As required by the new Recommendations, the Company will perform the first step of the impairment test applied to goodwill in its second quarter of 2002. Goodwill impairment, if any, will be recorded as an adjustment to retained earnings as at January 1, 2002.

The impact of adopting the new standard in Section 3062 and ceasing the amortization of goodwill was to increase the net earnings in the first quarter of 2002 by $0.2 million and the basic and diluted earnings per share by $0.01.

(b) Stock based compensation

Effective January 1, 2002, the Company has also adopted the CICA Recommendations for the recognition, measurement and disclosure of Stock Based Compensation (CICA Handbook Section 3870). As described in detail in Note 9 of the annual consolidated financial statements for the year ended December 31, 2001, the Company has issued stock options to employees under its 1991 long-term incentive plan. Under this same plan, the Company has also granted stock appreciation rights, which are settled in cash.

The Company's accounting policy records entitlements under stock appreciation rights as compensation expense in the amount of the quoted market price in excess of the exercise price. Compensation cost of $1.0 million was accrued and charged against income for the first quarter of 2002 ($0.1 million for the first quarter of 2001).

The Company applies the intrinsic value based method of accounting for stock options awarded to employees. Under this method, nothing is recorded until the option is exercised when it is reported as an issue of Capital Stock. Accordingly, no compensation cost has been recognized for its stock option plan for the three months ended March 31, 2002, and this is consistent with prior years.

The new Recommendations require disclosure regarding the impact of applying the intrinsic value method versus the alternative fair value method. The fair value method requires compensation cost to be recorded over the vesting period of the option based on a fair value determined by a statistical options pricing model. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for options awarded after January 1, 2002, the proforma basic and diluted earnings per share for the three months ended March 31, 2002 would have been the same as reported under the intrinsic value based method utilized by the Company.

The fair values of the Company's stock option plans, for the basis of this proforma disclosure, were estimated using the Black Scholes option pricing model with the following assumptions: risk free interest rate 4.2%; dividend yield of 0%; expected lives of 3.5 years; and volatility of 64.6%.

3. Earnings per share:

	Three months ended March 31	
	2002	2001
	(000s)	
Net earnings (loss)	$ 3,800	$ (4,039)
Deemed dividend on convertible securities, net of tax	(450)	(430)
Net earnings (loss), basic and diluted	$ 3,350	$ (4,469)
Common shares outstanding, basic and diluted	15,651	15,428

4. Cyclical nature of the business:

Interim financial results are not necessarily indicative of annual results because the Company operates in markets which are very seasonal in nature. As a result, the Company traditionally reports low sales and operating earnings in the first quarter, principally due to lower levels of activity in residential, commercial and industrial construction and renovation markets in Canada during winter months.

5. Segmented information:

The Company has defined its reportable segments to be Distribution, a wholesale distributor of plumbing and related products and Manufacturing, a manufacturer and distributor of building products, food service equipment and securityware. Corporate includes the expenses of the Company's corporate office which has responsibility for finance, taxation, treasury management, corporate development, human resources and legal functions.

The operating results by reportable segment are as follows:

		Three months ended March 31	
		2002	**2001**
		(000s)	
Sales	Distribution	$ 195,715	$ 208,113
	Manufacturing	77,206	49,991
		$ 272,921	$ 258,104
Operating earnings (loss)	Distribution	$ 4,633	$ 1,485
	Manufacturing	10,102	(1,270)
	Corporate and other	(2,771)	(1,764)
		$ 11,964	$ (1,549)

6. Subsequent event:

On April 9, 2002 the Company announced that it had signed a purchase and sale agreement to acquire the wholesale waterworks supply business of bcgSERVICES Inc., a wholly-owned subsidiary of BC Gas Inc. The purchase of bcgSERVICES Inc. is expected to close in the second quarter of 2002, subject to the completion of a due diligence review by the Company and subject to obtaining the required regulatory and other approvals.

Corporate Information

Share Listings
The Toronto Stock Exchange (EML)
The Nasdaq Stock Market (EMLTF)

Convertible Debenture Listing
The Toronto Stock Exchange (EML.DB)

Transfer Agents and Registrars
Common Shares & Debentures
Computershare Trust Company of Canada, Toronto

Co-Transfer Agent
Common Shares
Computershare Trust Company, Inc., Denver Co.

Auditors
KPMG LLP
140 Fullarton Street, Suite 1400
P.O. Box 2305, London, Ontario N6A 5P2

Inquiries
Shareholders
For information regarding individual stock records, transactions, share certificates or stock transfers, please contact:
Computershare Trust Company of Canada
Telephone : (416) 981-9633 or 1-800-663-9097
Facsimile : (416) 981-9507
E-mail : caregistryinfo@computershare.com

Investors and Analysts
For financial information about Emco, please contact :

Daniel J. Boyd
Director, Investor Relations and Tax
Telephone: (519) 645-3911
Facsimile: (519) 645-2465
E-mail: dboyd@emcoltd.com

or

Gordon E. Currie
Vice President, Treasurer and Chief Financial Officer
Telephone : (519) 645-3905
Facsimile : (519) 645-2465
E-mail : gcurrie@emcoltd.com

EMCO LIMITED
620 Richmond Street
P.O. Box 5252
London, Ontario
Canada
N6A 4L6
Telephone : (519) 645-3900
Facimille : (519) 645-2465
Website : www.emcoltd.com
Email address : dboyd@emcoltd.com

EMCO LIMITÉE

Rapport trimestriel aux actionnaires
Trois mois échus le
31 mars 2002

29 avril 2002

Chers actionnaires,

Emco a publié aujourd'hui ses résultats pour les trois premiers mois échus le 31 mars 2002. La société a dégagé un bénéfice net et un bénéfice par action record pour le premier trimestre, de 3,8 millions $, soit 21 cents par action, sur une base diluée. Ces résultats représentent une hausse considérable par rapport à la perte nette de 4,0 millions $, soit 29 cents par action, pour la même période de 2001.

Le chiffre d'affaires du trimestre est de 273 millions $, une hausse de 6 % sur la période comparable de l'exercice précédent. Le chiffre d'affaires de Distribution est 6 % inférieur à celui de 2001, mais celui de Fabrication est 54 % supérieur à celui de 2001.

Le bénéfice d'exploitation, pour le premier trimestre de 2002, est de 12,0 millions $, une hausse considérable sur la perte d'exploitation de 1,5 million $ subie en 2001. Le bénéfice d'exploitation de Distribution, pour la période, est plus de 3,0 millions $ supérieur à celui de l'an dernier, surtout à cause de la hausse des marges sur les produits et à la baisse des dépenses au Canada. Le bénéfice d'exploitation de Fabrication est en hausse de 11,4 millions $ sur celui d'il y a un an, surtout par suite d'expéditions plus nombreuses de matériaux de couverture, de feutre bitumé et de papier-feutre sec.

La reprise de l'activité économique, le programme de stimulation des ventes et l'hiver relativement clément ont favorisé les expéditions de bardeaux durant les trois premiers mois de cette année, comparativement à la même période de l'an dernier, où l'hiver plus rigoureux et le report du programme de réservation des commandes en hiver ont repoussé au deuxième trimestre les expéditions de bardeaux. En outre, la pénurie actuelle de feutre bitumé et de papier a provoqué une forte demande pour les produits de la société jusqu'à présent en 2002. Les exportations de matériaux de construction, en particulier de feutre bitumé, de papier-feutre sec et de produits en fibre de bois, ont été beaucoup plus soutenues durant ce trimestre que durant celui de l'exercice précédent.

Les intérêts et autres charges, au premier trimestre de 2002, ont été inférieurs de 1,3 million $ à ceux de la même période de l'an dernier, par suite de la baisse des taux d'emprunts moyens et des niveaux d'endettement plus bas.

Au 1er janvier 2002, la société a adopté les nouvelles méthodes recommandées par l'Institut Canadien des Comptables Agréés pour comptabiliser l'écart d'acquisition et les rémunérations à base d'actions. L'incidence de l'adoption de ces nouvelles méthodes sur le bénéfice d'exploitation, comparativement à la même période de l'exercice précédent, a été une hausse d'environ 0,2 million $ pour les trois premiers mois par suite du non amortissement de l'écart d'acquisition, et une baisse d'environ 0,9 million $ par suite des charges de régularisation supplémentaires à l'égard des rémunérations à base d'actions.

Le 4 mars 2002, Emco a annoncé que sa filiale, Emco Matériaux de Construction Ltée, avait formé une alliance stratégique avec Johns Manville (JM) de Denver (Colorado), concernant l'usine JM de Plattsburg (New York), et utilisant les capacités de fabrication canadiennes de Matériaux de Construction. Cette alliance réunit deux des chefs de file de l'industrie dans la fabrication de matériaux de couverture, pour offrir des produits aux marchés de la couverture industrielle et commerciale, surtout au Canada. Selon les modalités de l'alliance, Johns Manville et Matériaux de Construction vont superviser conjointement la fabrication de membranes pour le marché industriel et commercial, ainsi que de protecteurs d'avant-toit pour le marché résidentiel à l'usine JM de Plattsburgh. Matériaux de Construction aura droit à une partie de la capacité de production de l'usine, et a convenu de faire un investissement initial pour moderniser l'usine et en augmenter la capacité.

Et le 9 avril 2002, nous avons annoncé la signature d'un contrat d'achat et de vente visant l'acquisition de l'activité de fourniture en gros de produits pour réseaux d'aqueducs de bcgSERVICES Inc., une filiale à part entière de BC Gas Inc. bcgSERVICES se compose actuellement de deux divisions : la fourniture en gros de produits pour réseaux d'aqueducs, et les services de soutien aux réseaux d'aqueducs, ces deux divisions exerçant leur activité en Alberta et en Colombie-Britannique. Emco va acheter l'activité de fourniture en gros de produits pour réseaux d'aqueducs, et BC Gas conservera la propriété et l'exploitation de l'activité des services de soutien aux réseaux d'aqueducs. L'achat devrait être conclu à la fin du deuxième trimestre de 2002, sous réserve de la réalisation d'un contrôle préalable par Emco et de l'obtention des autorisations réglementaires et autres. Cette acquisition nous permettra de continuer à dispenser un service à la clientèle exceptionnel et d'élargir notre offre de produits en Colombie-Britannique et en Alberta.

Je suis très satisfait de nos résultats du premier trimestre. Voici maintenant quatre trimestres consécutifs que nous connaissons une amélioration du bénéfice net et du bénéfice par action. Étant donné le très bon départ d'Emco cette année, et vu les récentes prévisions d'amélioration de l'économie, je révise à la hausse mes projections quant à notre bénéfice par action de 2002 : au lieu de 0,80 $ à 0,90 $, je prévois qu'il se situera entre 1,05 $ et 1,20 $.

Veuillez agréer, chers actionnaires, mes salutations distinguées.

« Douglas E. Speers »

Douglas E. Speers
Président et chef de la direction

Les projections d'avenir exprimées dans la présente lettre sont fondées sur les attentes et les opinions de la direction concernant des événements futurs. Les risques commerciaux auxquels la société est exposée, les fluctuations de la conjoncture économique et autres incertitudes peuvent affecter l'aptitude d'Emco à réaliser ces attentes. Les résultats réels pourraient par conséquent différer de façon appréciable des résultats exprimés ou implicites.

Analyse par la direction

Il convient de lire la présente analyse par la direction de la situation financière d'Emco Limitée (Emco ou la société) au 31 mars 2002, des résultats de son exploitation et de ses flux de trésorerie pour les trois mois échus à cette date, de pair avec l'analyse par la direction détaillée pour l'exercice clos le 31 décembre 2001.

Les secteurs isolables d'Emco Limitée sont Distribution, un distributeur de produits de plomberie, de produits pour réseaux d'aqueducs et de produits industriels, et Fabrication, un fabricant de matériaux de construction d'articles pour le service alimentaire et d'appareils de sûreté.

Emco a dégagé un bénéfice dilué par action de 21 cents pour les trois mois échus le 31 mars 2002, comparativement à une perte nette par action de 29 cents pour la même période de l'exercice antérieur. Cette amélioration du résultat par action est la quatrième hausse trimestrielle consécutive. Une amélioration considérable du bénéfice d'exploitation, dans les deux secteurs, a contribué aux meilleurs résultats du premier trimestre de 2002 par rapport à ceux de l'an dernier.


Résultat par action d'Emco, par trimestre
0,60
0,40
0,20
0,00
-0,20
-0,40
T2
T3
T4
T1
2002
2001
2000

Dans le secteur Distribution au Canada, des marges plus élevées sur les produits (chiffre d'affaires moins coût des produits vendus, exprimé en pourcentage du chiffre d'affaires), et des dépenses moins élevées ont commencé à se concrétiser en 2001, et se sont maintenues au premier trimestre de 2002. Des volumes de ventes plus élevés de matériaux de couverture et de feutre bitumé, ainsi que des prix moyens plus élevés sur les produits, ont contribué à la hausse du bénéfice d'exploitation pour le secteur fabrication.

Effet des saisons sur les résultats d'exploitation d'Emco

L'activité d'Emco se compose surtout de la distribution et de la fabrication de matériaux de construction pour les marchés du bâtiment résidentiel, commercial et industriel au Canada. L'activité de construction, au Canada, est habituellement à son plus bas durant le premier et le dernier trimestres de chaque année, à cause des conditions hivernales. On sait par conséquent que les volumes de vente de la société, pour ses deux secteurs d'activités : Distribution et Fabrication, seront plus bas durant ces périodes que durant le deuxième et le troisième trimestres.

À cause de la baisse des ventes de matériaux de construction au premier trimestre, les fabricants de l'industrie des matériaux de couverture au Canada lancent habituellement des programmes de stimulation des ventes, que l'on appelle programmes de réservations de commandes en hiver, pour pousser la vente de produits durant les trois premiers mois de l'année.

Les flux de trésorerie liés à l'exploitation d'Emco sont aussi essentiellement variables selon le trimestre. Il faut constituer des stocks au premier semestre pour faire face à la demande durant les périodes où les volumes de vente sont plus élevés. L'investissement d'Emco dans les comptes-clients est le plus élevé d'août à octobre, lorsque l'activité de construction atteint sa crête saisonnière. La combinaison de ces facteurs fait que, habituellement, les sorties nettes de fonds de la société ont lieu durant les neuf premiers mois de l'année. Les rentrées de fonds liées à l'exploitation sont les plus élevées au quatrième trimestre, à mesure que les stocks diminuent et que les comptes-clients sont encaissés.

La construction de maisons neuves au Canada durant les trois premiers mois de 2002 a été soutenue : les mises en chantiers ont augmenté de 31 % par rapport à la même période de 2001. L'activité de réparation et de rénovation a été ferme grâce au temps relativement doux qui a prévalu dans de nombreuses régions du pays. Les taux d'intérêts bas contribuent également à la hausse de l'activité de construction, tant dans le secteur résidentiel et commercial que dans la rénovation.



Mises en chantiers réelles au Canada
60000
40000
20000
0
T1
T2
T3
T4
Source: SCHL
2002
2001

Sommaire financier

Le bénéfice net d'Emco, pour les trois mois échus le 31 mars 2002, est de 3,8 millions $, soit un bénéfice net dilué par action de 21 cents (perte nette de 4,0 millions $, soit 29 cents par action, pour la même période de 2001).

Le bénéfice d'exploitation, pour le premier trimestre de 2002, est de 12,0 millions $, ce qui représente une hausse considérable par rapport à la perte d'exploitation de 1,5 million $ subie en 2001. Le bénéfice d'exploitation de Distribution, pour la période, est de 3,1 millions $ supérieur à celui de l'exercice précédent, et le bénéfice d'exploitation de Fabrication est de 11,4 millions $ supérieur. Toute la hausse du bénéfice d'exploitation du secteur Fabrication est attribuable aux meilleurs résultats de la filiale de la société : Emco Matériaux de Construction Ltée (Matériaux de Construction). Les frais du siège social et divers sont de 1,0 million $ plus élevés qu'au premier trimestre de l'an dernier à cause de la constatation de dépenses associées aux programmes de rémunérations à base d'actions. Le cours de l'action d'Emco sur le parquet de la Bourse de Toronto, à la clôture du 31 mars 2002, était monté à 8,30 $, de 6,30 $ qu'il était au 31 décembre 2001.

Le chiffre d'affaires du trimestre est de 273 millions $, une hausse de 6 % par rapport à la période comparable de l'exercice précédent. Le chiffre d'affaires de Distribution est de 6 % inférieur à celui de 2001, mais celui de Fabrication est de 54 % supérieur aux niveaux de 2001.

Distribution poursuit ses programmes d'augmentation des marges et du rendement de l'actif au Canada, et dans cette optique, a décliné certaines ventes assorties de marges insuffisantes.

Le programme habituel de réservations des commandes en hiver, pour les bardeaux de couverture, mis en place en 2002, a eu l'effet attendu d'avancer au premier trimestre certaines expéditions. Au premier trimestre de 2001, l'industrie n'avait pas suivi ce principe de réservations habituel, de sorte que l'envoi de gros volumes de bardeaux avait été reporté au deuxième trimestre. L'hiver plus doux de 2002, dans de nombreuses régions du Canada, a favorisé l'augmentation des envois de matériaux de couverture de toute l'industrie cette année. Par suite, la vente de bardeaux au premier trimestre est considérablement plus élevée que l'année dernière.

De plus, les ventes de Fabrication ont été plus élevées au premier trimestre de 2002 que l'année dernière à cause de la pénurie actuelle de papier et de feutre bitumé sur le marché. Cette pénurie a provoqué une hausse de la demande des produits Emco, et Matériaux de Construction a augmenté la production de ces produits dans tous ses établissements, pour faire face à la demande.

Les frais de vente et d'administration du trimestre ont été légèrement supérieurs à ceux d'il y a un an, mais inférieurs en pourcentage du chiffre d'affaires. Les dépenses d'exploitation du secteur Distribution ont poursuivi leur tendance à la baisse durant le trimestre, alors que les dépenses d'exploitation de Fabrication ont augmenté, résultat direct de la hausse du chiffre d'affaires. Les frais du siège social et divers, comme nous l'avons dit plus haut, ont été 1,0 million $ supérieurs à l'an dernier.

Les intérêts et autres charges, au premier trimestre, s'élèvent à 3,7 millions $, en baisse de 1,3 million $ sur ceux de l'an dernier, par suite des niveaux d'endettement et des taux d'emprunt moyens plus bas.

Le taux d'imposition effectif consolidé de la société, pour les trois premiers mois de 2002, était de 36,8 % (38,2 % pour la même période de l'exercice antérieur). Cette baisse est attribuable à la baisse des taux réglementaires au Canada, et à la plus grande proportion du bénéfice imposée aux taux réduits appliqués aux revenus de fabrication.

L'augmentation des comptes-clients chez Matériaux de Construction, provoquée par le programme de réservations des commandes en hiver, et la constitution saisonnière normale des stocks en Distribution et chez Matériaux de Construction, ont résulté en un investissement de 39,4 millions $ dans le fonds de roulement durant le trimestre.

Événement postérieur

Le 9 avril 2002, Emco a annoncé qu'elle avait signé un contrat d'achat et de vente visant l'acquisition de l'activité de fourniture en gros de produits pour réseaux d'aqueducs de bcgSERVICES Inc., une filiale à part entière de BC Gas Inc. bcgSERVICES se compose actuellement de deux divisions : la fourniture en gros de produits pour réseaux d'aqueducs, et les services de soutien aux réseaux d'aqueducs, ces deux divisions exerçant leur activité en Alberta et en Colombie-Britannique. Emco va acheter l'activité de fourniture en gros de produits pour réseaux d'aqueducs, et BC Gas conservera la propriété et l'exploitation de l'activité des services de soutien aux réseaux d'aqueducs. L'achat devrait être conclu à la fin du deuxième trimestre de 2002, sous réserve de la réalisation d'un contrôle préalable par Emco et de l'obtention des autorisations réglementaires et autres.

Distribution

Le secteur Distribution se compose de la distribution en gros de produits de plomberie, de produits pour réseaux d'aqueducs et de produits industriels au Canada, et de la maître-distribution de produits industriels au Canada et aux États-Unis.

En Distribution au Canada, les démarches de la direction visant à augmenter les marges sur les produits et à fermer certaines succursales non rentables ont continué à affecter les volumes de vente : les revenus au Canada, durant le premier trimestre, ont été 5,5 % inférieurs à ceux de l'an passé.

Dans les produits de plomberie, le chiffre d'affaires est inférieur d'environ 3,0 % à celui du premier trimestre de 2001, car la direction a continué à décliner des ventes assorties de marges insuffisantes. Dans les produits industriels, le chiffre d'affaires est inférieur à celui de l'an dernier, surtout à l'ouest du Canada.

Les programmes de la direction destinés à augmenter les marges sur les produits ont continué à donner des résultats : les marges ont été supérieures à celles de la même période de 2001, dans pratiquement toutes les régions, et dans toutes les catégories de produits.

Les dépenses de Distribution au Canada au premier trimestre ont poursuivi leur tendance positive de 2001. Les frais de rémunération ont été 7,4 % inférieures à ceux d'il y a un an. L'augmentation de l'efficacité de la logistique a amené une baisse des frais de transport, et les coûts d'occupation ont baissé également parce que Distribution a poursuivi ses déménagements dans des établissements plus petits dans certaines centres urbains.

L'économie, en Colombie-Britannique, est restée lente au premier trimestre. La direction a commencé à prendre des mesures énergiques en 2001 pour diminuer les frais d'exploitation en Colombie-Britannique, et continue cette année, puisqu'elle a annoncé récemment la fermeture de deux autres succursales de la province.

En 2001, l'un des objectifs-clés à court terme était d'opérer une importante baisse des stocks, grâce à l'emploi plus intensif de nouveaux systèmes et de nouveaux outils par notre personnel. Cela a conduit à un investissement plus efficace dans les stocks au Canada, tout en conservant d'excellents niveaux de service à la clientèle. Les stocks ont baissé de 21,9 millions $ au premier trimestre de l'an dernier.

Le chiffre d'affaires de Pro-Fit Piping Components Inc., le maître-distributeur d'Emco en produits industriels aux États-Unis, a été inférieur de 11 % à celui de l'an dernier au premier trimestre. Les nouveaux projets de dépenses d'immobilisations ont été reportés à plus tard, par suite du ralentissement de l'économie américaine, et cela a grevé les volumes de vente de Pro-Fit. Les marges sur les produits se sont toutefois maintenues aux niveaux habituels durant le trimestre, et les volumes devraient s'améliorer, vu les tendances positives qui se manifestent dans l'économie américaine.

Le bénéfice d'exploitation de Distribution, pour un premier trimestre, s'améliore d'une année sur l'autre pour la quatrième fois de suite. En pourcentage du chiffre d'affaires, le bénéfice d'exploitation est passé de 0,7 % du chiffre d'affaires au premier trimestre de 2001, à 2,4 % en 2002.

Fabrication

Le secteur Fabrication se compose d'Emco Matériaux de Construction Ltée, un fabricant de matériaux de couvertures résidentielles et commerciales, de produits en fibre de bois et de papiers en rouleaux pour les marchés canadiens et américains, et de Metcraft Inc. (Metcraft), un fabricant américain d'appareils de sûreté et de machines en acier inoxydable pour l'industrie du service alimentaire commercial et institutionnel.

Le chiffre d'affaires de Fabrication, au premier trimestre, est considérablement plus élevé qu'il y a un an. Les exportations sont 80 % plus élevées au premier trimestre, surtout par suite de la hausse des expéditions de feutre bitumé, de papier-feutre sec et de produits en fibre de bois. La hausse combinée des volumes et des prix ont provoqué une croissance considérable des revenus de Matériaux de Construction (y compris l'usine de feutre bitumé de Joliette) par rapport à 2001. Les revenus de Metcraft Inc. ont également été plus élevés que ceux de l'exercice antérieur.

Les expéditions de bardeaux de l'industrie, selon Statistiques Canada, sont environ 36 % supérieures à ceux de 2001 pour les deux premiers mois de l'année. Comme nous l'avons dit plus haut, cette hausse est due en partie à la reprise, en 2002, des programmes habituels de réservations des commandes en hiver. À l'heure actuelle, la direction pense que les volumes supplémentaires expédiés au premier trimestre dans le cadre des réservations d'hiver vont faire baisser les volumes expédiés au deuxième trimestre, comparativement à 2001. La direction cependant pense que le total des expéditions, pour tout l'exercice 2002, sera supérieur à celui de 2001. Les volumes supplémentaires de bardeaux, la hausse des prix et les ventes soutenues de feutre bitumé et de produits de papier ont contribué directement à la hausse de 11,4 millions $ du bénéfice d'exploitation pour le secteur Fabrication.

À l'heure actuelle l'Amérique du Nord connaît une pénurie de feutre bitumé et de papier-feutre sec. Étant donné cette pénurie de l'offre, les ventes de feutre bitumé et de papier-feutre sec de Matériaux de Construction ont dépassé considérablement les attentes de la direction et les niveaux de l'an dernier. Les prix de ces produits ont, de plus, augmenté, donnant à Matériaux de Construction de meilleures marges sur les produits. La direction pense que la demande exceptionnellement élevée de feutre bitumé et de papier va se maintenir au deuxième trimestre.



Expéditions de bardeaux - industrie canadienne
(millions de paquets)
6
4
2
0
Janv.
Fév.
Mars
Avr.
Mai
Juin
Juil.
Août
Sept.
Oct.
Nov.
Déc.
Source: Statistiques Canada
2002
2001

Matériaux de Construction a annoncé une hausse des prix de 5 % sur la plupart de matériaux de couverture, à compter du 1er janvier 2002, et commencera à en réaliser les effets au deuxième trimestre. La hausse des prix du pétrole brut et l'augmentation saisonnière de la demande d'asphalte à d'autres fins ont entraîné de récentes hausses des coûts d'asphalte. De l'avis de la direction, la hausse récente des prix va contrebalancer celle des coûts de l'asphalte jusqu'à la fin du premier trimestre, mais ne suffira pas à récupérer de futurs relèvements de ces coûts.


Coûts relatifs de l'asphalte (janv. 1997 = 100)
200%
175%
150%
125%
100%
75%
50%
25%
0%
Janv. 91
Juil. 93
Janv. 96
Juil. 98
Janv. 01

Le chiffre d'affaires de l'activité Fibre de bois d'Emco a été supérieur, lui aussi, à celui de l'année dernière. Les marges sur les produits se sont redressées à des niveaux habituels pour le trimestre, après être tombées au cours de la même période de l'an dernier. L'équipe de direction de l'activité Fibre de bois a rationalisé son assortiment de produits, afin de simplifier le processus de fabrication et d'abaisser les coûts des produits. La combinaison de la meilleure tarification de certains produits et des coûts de fabrication plus bas, y compris les coûts de l'énergie, a permis d'améliorer les marges et le bénéfice d'exploitation.

La direction continue de rechercher des occasions de croissance dans tous ses marchés. Le 4 mars, Emco a annoncé que Matériaux de Construction avait formé une alliance stratégique avec Johns Manville de Denver (Colorado). Cette alliance réunit deux des chefs de file de l'industrie dans la fabrication de matériaux de couverture, pour offrir des produits aux marchés de la couverture industrielle et commerciale au Canada. Johns Manville est le plus gros fabricant de produits pour les marchés de la couverture industrielle et commerciale aux États-Unis.

Au 31 décembre 2001, les stocks de matériaux de couverture étaient tombés sous les niveaux habituels de fin d'année, par suite d'expéditions soutenues au quatrième trimestre. Les usines de Matériaux de Construction ont fonctionné efficacement et à pleine capacité au premier trimestre de 2002 pour répondre à la demande attendue durant le reste de cette année.

Au premier trimestre, le chiffre d'affaires de Metcraft en machines de lavage des casseroles POWER SOAK® a été plus élevé que celui de l'an dernier, mais au-dessous des attentes de la direction, parce que les clients ont continué à différer leurs dépenses en immobilisations. Les ventes d'appareils de sûreté ont été inférieures à celles de 2001. Au 31 mars 2002, les commandes de POWER SOAK et d'appareils de sûreté étaient plus élevées qu'il y a un an, et la direction prévoit des ventes plus soutenues dans les deux gammes de produits de Metcraft pour le reste de l'exercice.

Le bénéfice d'exploitation du secteur Fabrication, pour un premier trimestre, a augmenté pour la quatrième fois de suite. En pourcentage du chiffre d'affaires, le bénéfice d'exploitation s'est apprécié au premier trimestre, passant de (2,5 %) en 2001 à 13,1 % en 2002.

® POWER SOAK est une marque déposée de Cantrell Industries Inc., utilisée sous licence.

Liquidités et ressources en capital

Au premier trimestre de 2002, le fonds de roulement a augmenté de 39,9 millions $. Les comptes-clients de Matériaux de Construction ont augmenté en 2002 à cause du programme de réservations de commandes en hiver, alors qu'en 2001, de nombreuses expéditions aux clients de Matériaux de Construction avaient été reportées au deuxième trimestre. Les comptes-clients émanant du programme de réservations de commandes en hiver échoient en avril.

Les stocks de Distribution au Canada ont augmenté de 13,6 millions $ durant le trimestre, représentant une constitution saisonnière efficace des stocks. Matériaux de Construction a également connu la hausse saisonnière habituelle de ses stocks.

Les délais d'encaissement, au 31 mars 2002, étaient de 56 jours (50 jours au 31 mars 2001). Cette hausse est due au programme de réservations de commandes en hiver de Matériaux de Construction. Les rotations de stocks, pour les trois premiers mois de 2002, ont été de 3,9 (3,7 pour la même période de 2001).

Le solde des débentures subordonnées, 7 ¼ %, d'Emco, échoit le 30 avril 2002, et sera remboursé avec des fonds tirés sur la facilité de crédit de la société.

La dette à long terme a augmenté de 31,2 millions $ durant les trois premiers mois de l'année, par suite de la hausse précitée du fonds de roulement. La dette à long terme était de 145,4 millions $ au 31 mars 2002, en baisse de 28,7 millions $ comparativement au 31 mars 2001, et les débentures subordonnées s'établissaient à 100,0 millions $, en baisse de 3,9 millions $ par rapport à il y a un an.

Le ratio de la dette totale au capital total, au 31 mars 2002, était de 0,52/1 (0,58/1 au 31 mars 2001).

Comme nous l'avons dit plus haut, la hausse des rentrées de fonds liées au bénéfice a été plus que compensée par les hausses saisonnières du fonds de roulement durant le trimestre. De plus, les sorties nettes de fonds liées aux activités d'investissement se sont établies à 1,5 million $ durant le trimestre. Les sorties nettes de fonds sont venues de la facilité de crédit d'Emco reposant sur ses éléments d'actif.

Modifications des conventions comptables

Au 1er janvier 2002, la société a adopté les nouvelles recommandations de l'Institut Canadien des Comptables Agréés (ICCA) pour comptabiliser l'écart d'acquisition et les éléments d'actifs incorporels.

Également en date du 1er janvier 2002, Emco a adopté les nouvelles recommandations de l'ICCA pour constater, mesurer et déclarer les mécanismes de rémunération à base d'actions.

L'incidence de ces changements sur les résultats du trimestre à l'étude est décrite à la note 2 des notes aux états financiers consolidés intermédiaires.

Perspective pour le reste de 2002

Selon les prévisions antérieures, on s'attendait à une croissance relativement lente de l'économie canadienne au début de 2002, mais qui reprendrait de vigueur durant l'exercice. Avec la fermeté qui s'est manifestée durant les quelques premiers mois, un récent article du Globe and Mail indique que les pronostiqueurs prévoient maintenant une croissance économique de 2,7 % pour l'année, soit beaucoup mieux que les 2,1 % qu'ils projetaient en mars.

D'après le niveau de mises en chantiers du premier trimestre et le nombre de permis de construire délivrés durant la période, les projections récentes à l'égard du marché du bâtiment neuf au Canada ont changé : on s'attendait à une baisse des mises en chantiers d'environ 4 % en 2002; on projette maintenant une hausse d'environ 1 %. D'autres hausses des taux d'intérêts au Canada pourraient affecter les niveaux de construction neuve, de réparation et de rénovation durant le reste de l'année.

La direction pense que les mesures qu'elle a prises continueront d'avoir une incidence positive sur les marges sur les produits dans le secteur Distribution. La tendance aux niveaux de dépenses moins élevés devrait aussi se maintenir chez Distribution au Canada. Les initiatives destinées à augmenter les ventes en Distribution devraient faire monter les volumes de ventes durant le reste de l'année.

Comme nous l'avons dit plus haut, le programme de réservations de commandes en hiver de Matériaux de Construction a fait avancer au premier trimestre de 2002 les expéditions de bardeaux, et pourrait affecter les expéditions du deuxième trimestre. La forte demande de feutre bitumé au Canada et aux États-Unis devrait se maintenir au deuxième trimestre.

La baisse des taux d'imposition réglementaires et le maintien de taux d'intérêts relativement bas continueront d'avoir une incidence positive sur le résultat net d'Emco, par rapport à celui de 2001, pour le reste de l'exercice.

Compte tenu de tous ces facteurs, et d'une économie relativement vigoureuse, la direction croit que les résultats de la société vont continuer de s'améliorer durant le reste de 2002.

Énoncés prospectifs

Les projections d'avenir exprimées dans la présente Analyse par la direction sont fondées sur les attentes et les opinions de la direction concernant des événements futurs. Les risques commerciaux auxquels la société est exposée, les fluctuations de la conjoncture économique et autres incertitudes peuvent affecter l'aptitude d'Emco à réaliser ces attentes. Les résultats réels pourraient par conséquent différer de façon appréciable des résultats exprimés ou implicites.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

États consolidés des résultats
(non vérifiés)

	Trois mois échus le 31 mars	
	2002	**2001**
	(En milliers)	
Chiffre d'affaires	272 921 $	258 104
Coût des produits vendus	203 021	202 148
Frais de vente et d'administration	54 064	53 628
Amortissement	3 872	3 877
	260 957	259 653
Bénéfice (perte) d'exploitation	11 964	(1 549)
Intérêts et autres charges	3 680	5 001
Gains sur cessions	(423)	(11)
	3 257	4 990
Bénéfice (perte) avant impôts sur les bénéfices	8 707	(6 539)
Impôts sur les bénéfices - exigibles	3 400	(2 000)
- futurs	(200)	(500)
	3 200	(2 500)
	5 507	(4 039)
Intérêt minoritaire dans une filiale	1 707	-
Bénéfice (perte) net(te)	3 800 $	(4 039)
Bénéfice (perte) par action (note 3)		
De base	0,21 $	(0,29)
Dilué	0,21 $	(0,29)

Se reporter aux notes afférentes aux états financiers consolidés.

États consolidés des bénéfices non répartis
(non vérifiés)

	Trois mois échus le 31 mars	
	2002	**2001**
	(En milliers)	
Bénéfices non répartis au début de l'exercice	58 484 $	50 042
Bénéfice (perte) net(te)	3 800	(4 039)
Augmentation de la part capitaux-propres des débentures convertibles, nette d'impôts	(450)	(430)
Bénéfices non répartis à la fin de l'exercice	61 834 $	45 573

Se reporter aux notes afférentes aux états financiers consolidés.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

Bilans consolidés
(non vérifiés)

	31 mars 2002	31 mars 2001	31 décembre 2001
	(En milliers)		
Actif			
Actif à court terme :			
Comptes-clients	186 283 $	171 762 $	164 780
Stocks	218 984	218 756	198 638
Impôts sur les bénéfices et autres impôts et taxes à recevoir	-	4 553	-
Divers	7 267	4 846	7 542
	412 534	399 917	370 960
Immobilisations	120 193	126 810	122 330
Autres éléments d'actif à long terme	22 906	26 160	23 195
Écart d'acquisition	28 542	28 853	28 536
	584 175 $	581 740 $	545 021
Passif et avoir des actionnaires			
Passif à court terme :			
Comptes-fournisseurs et charges à payer	159 617 $	149 254 $	154 437
Impôts sur les bénéfices et autres impôts et taxes à payer	8 410	-	11 935
	168 027	149 254	166 372
Dette à long terme	145 433	174 105	114 561
Débentures subordonnées	51 139	55 948	50 716
Autres avantages complémentaires de retraite	9 060	9 214	9 059
Impôts futurs	20 240	24 913	20 267
Intérêt minoritaire	7 098	3 682	5 216
Avoir des actionnaires :			
Capital-actions	68 726	67 493	68 287
Composante capitaux propres des débentures subordonnées convertibles	48 901	47 910	48 150
Bénéfices non répartis	61 834	45 573	58 484
Gains ou pertes de change cumulatifs	3 717	3 648	3 909
	183 178	164 624	178 830
	584 175 $	581 740 $	545 021

Se reporter aux notes afférentes aux états financiers consolidés.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

États consolidés des flux de trésorerie
(non vérifiés)

	Trois mois échus le 31 mars	
	2002	**2001**
	(En milliers)	
Flux de trésorerie liés à l'exploitation		
Bénéfice (perte) net(te)	3 800 $	(4 039)
Redressements pour :		
Amortissement	4 241	4 133
Gains sur cession	(423)	(11)
Impôts futurs	(26)	100
Intérêt minoritaire dans une filiale	1 707	-
Variations du fonds de roulement hors-caisse :		
Comptes-clients	(21 503)	4 165
Stocks	(20 347)	7 690
Comptes-fournisseurs et charges à payer	5 273	1 779
Impôts sur les bénéfices et autres impôts et taxes à recevoir / à payer	(3 224)	(2 912)
Autres	398	(16)
	(30 104)	10 889
Flux de trésorerie liés aux investissements		
Acquisitions d'immobilisations	(1 908)	(4 543)
Produit de la cession d'immobilisations	548	14
Augmentation des autres éléments d'actif à long terme	(162)	(95)
	(1 522)	(4 624)
Total des flux de trésorerie liés à l'exploitation et aux investissements	(31 626) $	6 265
Flux de trésorerie liés aux activités de financement		
Augmentation (diminution) de la dette à long terme	31 186 $	(6 571)
Émission d'actions ordinaires	440	306
	31 626 $	(6 265)

Se reporter aux notes afférentes aux états financiers consolidés.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

Notes afférentes aux états financiers consolidés intermédiaires (non vérifiés)

1. Principales conventions comptables :

Les états financiers consolidés intermédiaires, non vérifiés ci-joints ont été dressés selon les principes comptables généralement reconnus au Canada, et sont conformes à ceux décrits dans les états financiers consolidés annuels de l'exercice échu le 31 décembre 2001.

Il convient de lire ces états financiers consolidés intermédiaires, non vérifiés, de pair avec les états financiers consolidés annuels de la société pour l'exercice échu le 31 décembre 2001, présentés aux pages 30 à 45 du rapport annuel 2001 de la société.

2. Modifications des conventions comptables :

a) Écart d'acquisition et autres éléments d'actif incorporels

Au 1er janvier 2002, la société a adopté les recommandations de l'Institut Canadien des Comptables Agréés (« ICCA ») à l'égard des regroupements d'entreprises (chapitre 1581 du manuel de l'ICCA) et de l'écart d'acquisition et autres actifs incorporels (chapitre 3062 du manuel de l'ICCA). Selon le chapitre 1581, tous les regroupements d'entreprises amorcés après le 30 juin 2001 doivent être comptabilisés par la méthode de l'acquisition. Selon le chapitre 3062, l'écart d'acquisition n'est plus amorti mais soumis à un test de dépréciation. Ainsi l'amortissement de l'écart d'acquisition, y compris l'écart d'acquisition comptabilisé à l'égard des regroupements d'entreprises antérieurs, cesse lors de l'adoption de ces recommandations.

La société n'a pas encore déterminé l'incidence de l'application du test transitoire donnant lieu à la comptabilisation de toute dépréciation associée à l'écart d'acquisition. Cependant la société est d'avis qu'il est improbable qu'une dépréciation survienne. Selon les exigences des nouvelles recommandations, la société va effectuer la première étape du test de dépréciation appliqué à l'écart d'acquisition au cours du deuxième trimestre de 2002. La dépréciation de l'écart d'acquisition, le cas échéant, sera inscrite en tant que redressement des bénéfices non répartis au 1er janvier 2002.

L'incidence de l'adoption de la nouvelle norme du chapitre 3062 et de l'arrêt de l'amortissement de l'écart d'acquisition a été une augmentation de 0,2 million $ du bénéfice net du premier trimestre de 2002, et de 0,01 $ du bénéfice par action, de base et dilué.

b) Rémunérations à base d'actions

Au 1er janvier 2002, la société a également adopté les recommandations de l'ICCA pour comptabiliser, mesurer et déclarer les mécanismes de rémunération à base d'actions (chapitre 3870 du manuel de l'ICCA). Comme il est décrit en détail à la note 9 des états financiers consolidés annuels de l'exercice clos le 31 décembre 2001, la société a émis des options d'achat d'actions au profit de son personnel dans le cadre de son régime d'intéressement à long terme de 1991. Dans le cadre du même régime, la société a également octroyé des droits à la plus-value des actions, qui sont réglés en espèces.

La société, selon sa politique comptable, comptabilise les droits à la plus-value comme dépenses de rémunération, selon l'excédent du cours de l'action sur le prix d'exercice du droit. Des frais de rémunération de 1,0 million $ ont été engagés et déduits du revenu pour le premier trimestre de 2002 (0,1 million $ au premier trimestre de 2001).

La société applique la méthode de comptabilisation basée sur la valeur intrinsèque pour les options d'achat d'actions octroyées aux employés. Selon cette méthode, rien n'est comptabilisé avant que l'option ne soit levée, époque à laquelle une émission de capital-actions est inscrite. En conséquence, aucune charge de rémunération n'a été inscrite à l'égard de son régime d'options d'achat d'actions pour les trois mois échus le 31 mars 2002, ce qui est en conformité des exercices antérieurs.

Les nouvelles recommandations requièrent que l'on divulgue l'incidence de l'application de la méthode de la valeur intrinsèque comparativement à la méthode de la juste valeur. Par la méthode de la juste valeur, la charge de rémunération doit être inscrite durant la période d'acquisition de l'option, à une juste valeur déterminée par un modèle statistique de calcul des options. Si la charge de rémunération pour le régime d'options d'achat d'actions avait été déterminée selon la juste valeur à la date de l'octroi pour les options octroyées après le 1er janvier 2002, le bénéfice par action pro forma, de base et dilué, pour les trois mois échus le 31 mars 2002, aurait été le même que le bénéfice déclaré selon la méthode de la valeur intrinsèque utilisée par la société.

La juste valeur des régimes d'options d'achat d'actions de la société, pour la base cette présentation pro forma, a été estimée au moyen du modèle de Black et Scholes, avec les hypothèses suivantes : 4,2 % pour le taux d'intérêt sans risque, 0 % pour les dividendes prévus, 3,5 ans pour la durée prévue des options et 64,6 % pour la volatilité.

3. **Bénéfice par action :**

	Trois mois échus le 31 mars			
	2002		**2001**	
	(En milliers)			
Bénéfice (perte) net(te)	3 800	$	(4 039)	$
Dividende réputé sur les titres convertibles, net d'impôts	(450)		(430)	
Bénéfice (perte) net(te), de base et dilué	3 350	$	(4 469)	$
Actions ordinaires en circulation, de base et diluées	15 651		15 428	

4. **Caractère cyclique de l'activité :**

Les résultats financiers intermédiaires ne sont pas nécessairement indicatifs des résultats de l'exercice entier, car la société œuvre dans des marchés de nature très saisonnière. Par conséquent, la société réalise habituellement un chiffre d'affaires et un bénéfice d'exploitation bas au premier trimestre, surtout à cause du ralentissement de l'activité au Canada durant les mois d'hiver, dans les marchés du bâtiment résidentiel, commercial et industriel, ainsi que dans celui de la rénovation.

5. **Information sectorielle :**

La société a défini ses secteurs isolables comme étant Distribution, un distributeur en gros de produits de plomberie et d'articles connexes, et Fabrication, un fabricant et distributeur de matériaux de construction, de matériel pour le service alimentaire et d'appareils de sûreté. Le poste *siège social et divers* comprend les dépenses pour lesquelles le siège social de la société est comptable, soit la fiscalité, la gestion de la trésorerie, le perfectionnement de l'entreprise, les ressources humaines et les questions juridiques.

EMCO LIMITÉE
ÉTATS FINANCIERS CONSOLIDÉS

Notes afférentes aux états financiers consolidés intermédiaires (non vérifiés)

Les résultats d'exploitation par secteur isolable sont les suivants :

		Trois mois échus le 31 mars 2002		2001	
		(En milliers)			
Chiffre d'affaires	Distribution	195 715	$	208 113	$
	Fabrication	77 206		49 991	
		272 921	$	258 104	$
Bénéfice (perte) d'exploitation	Distribution	4 633	$	1 485	$
	Fabrication	10 102		(1 270)	
	Siège social et divers	(2 771)		(1 764)	
		11 964	$	(1 549)	$

6. **Événement postérieur :**

Le 9 avril 2002, la société a annoncé qu'elle avait signé un contrat d'achat et de vente visant l'acquisition de l'activité de fourniture en gros de produits pour réseaux d'aqueducs bcgSERVICES Inc., une filiale à part entière de BC Gas Inc. L'achat de bcgSERVICES Inc. devrait être conclu au deuxième trimestre de 2002, sous réserve de la réalisation d'un contrôle préalable par la société, et de l'obtention des autorisations réglementaires et autres autorisations requises.

Renseignements pour l'investisseur

Inscription des actions
Bourse de Toronto (EML)
Marché des actions Nasdaq (EMLTF)

Inscription des débentures convertibles
Bourse de Toronto (EML.DB)

Agents comptables des transferts et des registres
Actions ordinaires et débentures
Computershare Trust Company of Canada
Toronto

Co-agent des transferts
Actions ordinaires
Computershare Trust Company, Inc., Denver (Colorado)

Vérificateurs
KPMG s.r.l.
140 rue Fullarton, suite 1400
Boîte postale 2305
London (Ontario)
N6A 5P2

Demandes de renseignements

Actionnaires
Pour obtenir des renseignements au sujet des registres des actions, des opérations, des certificats d'actions ou des transferts, prière de communiquer avec:
Computershare Compagnie Montréal Trust du Canada
Téléphone: (416) 981-9633 ou 1-800-663-9097
Télécopie: (416) 981-9507
Courriel : caregistryinfo@computershare.com

Investisseurs et analystes
Pour obtenir de l'information financière au sujet d'Emco, prière de communiquer avec:
Daniel J. Boyd
Directeur, relations avec les investisseurs et fiscalité
Téléphone: (519) 645-3911
Télécopie: (519) 645-2465
Courriel: dboyd@emcoltd.com

ou avec:

Gordon E. Currie
Vice-président, trésorier et directeur des services financiers
Téléphone: (519) 645-3905
Télécopie: (519) 645-2465
Courriel: gcurrie@emcoltd.com

EMCO LIMITÉE
620 rue Richmond
Boîte postale 5252
London (Ontario)
Canada
N6A 4L6
Téléphone : (519) 645-3900
Télécopie : (519) 645-2465
Site web : www.emcoltd.com
Courriel : dboyd@emcoltd.com